Form N-SAR Attachment, Sub-Item 77C: Submission of Matters to a Vote of Security Holders

In accordance with the Instructions for Item 77C of Form N-SAR, this attachment describes a matter submitted to a vote of security holders of the Registrant. The information below is provided as outlined in the Instructions:

a) A Special Meeting of security holders of the Registrant was convened on Monday, 13 August 2001.

b) Among the Proposals submitted to the vote of security holders of the Registrant was the election of directors. Per the results of the vote, the following directors were duly elected: Mr. Yaqub Mirza, Mr. Jamal Barzinji, Mr. Iqbal Unus, Mr. Talat Othman, Mr. Samir Salah, and Mr. Nicholas Kaiser. These elected directors constitute the entire board of directors for the Registrant.

c) A total of three Proposals were submitted to the vote of security holders of the Registrant. The number of affirmative and negative votes for each Proposal in each respective series of the Registrant; i.e., Amana Income Fund (Series #1) and Amana Growth Fund (Series #2), are noted as follows:
Proposal	Number of Affirmative Votes	Number of Negative Votes
Proposal 1: Election of Directors of the Registrant	671,562.067 votes, Amana Income; 1,187,465.838 votes, Amana Growth	78,378.829 votes, Amana Income; 64,924.449 votes, Amana Growth [NOTE: Due to wording of Proposal 1, "negative votes" refer to votes marked "Abstain" only]
Proposal 2: Adoption by the Registrant of Distribution Plan in Accordance with Rule 12b-1	554,321.712 votes, Amana Income; 853,287.830 votes, Amana Growth	89,201.008 votes, Amana Income; 78,407.582 votes, Amana Growth
Proposal 3: Amendment of the By-laws of the Registrant	545,369.041 votes, Amana Income; 856,618.796 votes, Amana Growth	74,433.987 votes, Amana Income; 40,047.204 votes, Amana Growth

d) Not Applicable